Mail Stop 3561

November 23, 2005

Richard Rappaport, President
SRKP 2, Inc.
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067

      RE: SRKP 2, Inc.
              Registration Statement on Form SB-2
              File No. 333-124164

Dear Mr. Rappaport:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   We note your disclosure that as of the current date, you have no plans, arrangements, or understandings regarding a specific business combination transaction. Notwithstanding, revise the disclosure to clarify the steps taken by the company to date to identify potential combination candidates, including any specific factors or characteristics being focused on with respect to the

potential acquisition candidate. In this context, it does not appear as though the determination to value the offering at $119,000 is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. In light of management's extensive experience effecting transactions of this type, we would like for you to advise us about the precise factors that were considered in valuing this offering. We may have further comment.

2.   On page 2, you note that investors will receive refunds from the escrow account, with interest, in the event that no transaction occurs. This appears too be inconsistent with disclosure elsewhere in the prospectus (e.g., page 9). Please revise as necessary.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Don Wiland at (202) 551-3392 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Bill Underhill who supervised the review of your filing, at (202) 551-2294.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.   Thomas Poletti, Esq. *by facsimile*
          (310) 552-5001

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